Obligor # 6566882050   Obligation # 0094064052

PROMISSORY NOTE MODIFICATION AGREEMENT

THIS PROMISSORY NOTE MODIFICATION AGREEMENT (“Modification”) is made and entered into on November 28, 2008 but is effective as of November 30, 2008 by and among

Next, Inc. (collectively “Borrower”) and National City Bank, a national banking association

(“Bank”).

WHEREAS, Bank agreed to lend to Borrower an amount not to exceed the sum of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) (“Loan”), which Loan was evidenced by a certain Replacement Promissory Note (Line of Credit) dated November 21, 2007 in the face amount of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) (as extended, amended or otherwise modified to date, the “Note”) (the said Note and any other instrument or document given in connection with or to secure the Loan being collectively referred to as “Loan Documents”).

WHEREAS, the parties hereto desire to modify the Note as hereinafter provided.

NOW, THEREFORE, in consideration of the foregoing promises and the covenants contained herein, the parties hereto agree as follows:

1.

Liability of Borrower. Borrower hereby ratifies and reconfirms Borrower’s obligations and all liability to Bank under the terms and conditions of the Loan Documents and acknowledges that Borrower has no defenses to or rights of set-off against Borrower’s obligations and all liability to Bank thereunder. Borrower further acknowledges that Bank has performed all of Bank’s obligations under the Loan Documents.

2.

Modification. (a) The expiration date as defined in the Note, is hereby amended to January 31, 2009.  Borrower shall continue to make monthly payments as set forth in the Note, with the final repayment of principal together with accrued but unpaid interest and other expenses reimbursable to the Bank, payable as of January 31, 2009.

(b)

The next payment is due January 1, 2009.  Payments prior to the first scheduled payment above have been made as evidenced by the books and records of Bank.

3.

Ratification of Loan Documents. The Loan Documents are in all respects ratified and confirmed by the parties hereto and incorporated by reference herein, and each of the Loan Documents and this Modification shall be read, taken and construed as one and the same instrument. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Note. In the event of any conflict between the terms and provisions of this Modification and the terms and provisions of the Note, the terms and provisions of this Modification shall control.

IN WITNESS WHEREOF, the undersigned have caused this Modification to be executed as of the day and year first above written.

Next Inc.

By: /s/ David O. Cole

            David 0. Cole

                                                           Its: CFO.

National City Bank, a national banking association

By:  /s/ David McNeely

            David McNeely

           Its: Senior Vice President